

**JPMorgan Chase Bank, N.A.**
P O Box 182051
Columbus, OH 43218 - 2051

December 01, 2021 through December 31, 2021

Account Number:  **000000700536938**



### CUSTOMER SERVICE INFORMATION

| | |
|---|---|
| Web site: | **Chase.com** |
| Service Center: | **1-800-242-7338** |
| Deaf and Hard of Hearing: | 1-800-242-7383 |
| Para Espanol: | 1-888-622-4273 |
| International Calls: | 1-713-262-1679 |

00020626 DRE 034 211 00122 NNNNNNNNNNN  1 000000000 64 0000

BIRTHWRITE TECHNOLOGIES, LLC
900 E MAIN ST
LOUISVILLE KY 40206

## CHECKING SUMMARY | Chase Business Complete Checking

| | INSTANCES | AMOUNT |
|---|---|---|
| **Beginning Balance** | | **$6,511.69** |
| ATM & Debit Card Withdrawals | 5 | -771.34 |
| Electronic Withdrawals | 1 | -224.50 |
| **Ending Balance** | **6** | **$5,515.85** |

Congratulations, thanks to your qualifying actions, we waived the $15.00 monthly service fee for this statement period.

Here's how your activity can help you avoid the $15.00 monthly service fee: the fee is waived if any of the following is achieved over the statement period:
- Minimum Daily Balance[1] of $2,000.00 or more 10/30/2021 – 11/30/2021
- Spend at least $2,000.00 in purchases using your Chase Ink® Business Card(s)[2]
- Accept deposits of $2,000.00 or more into your Chase Business Complete Checking account through QuickAccept[SM] or other Chase Merchant Services at least one day prior to the last day[3] of your checking account statement period 10/30/2021 – 11/30/2021

Here's a summary of your activity period:
- Minimum Daily Balance[1]: $6,511.69
- Chase Ink® Business Card(s)[2] purchases: $0.00
- QuickAccept and Chase Merchant Services deposits into your account: $0.00

1. Minimum Daily Balance must be maintained as of the beginning of the day for each day of the statement cycle.
2. Based on aggregated spending (minus returns or refunds) where the Chase Ink® Business Card(s) share a business entity legal name with the Chase Business Complete Checking account, using each of their most recently completed monthly card billing period(s).
3. The cutoff time on this business day is 7 a.m. Eastern Time. For example, if your monthly bank account cycle ends on November 30, the cutoff for QuickAccept or other Chase Merchant Services account(s) deposits into your Chase Business Complete Checking account is 7 a.m. Eastern Time on November 29

## ATM & DEBIT CARD WITHDRAWALS

| DATE | DESCRIPTION | AMOUNT |
|---|---|---|
| 12/01 | Recurring Card Purchase 12/01 Google  Gsuite_Britetr 650-2530000 CA Card 3253 | $36.00 |
| 12/02 | Recurring Card Purchase 12/01 IN *Story Spaces LLC 502-2217704 KY Card 3246 | 650.00 |
| 12/02 | Card Purchase         12/02 Google *Svcsbritetra G.CO/Helppay# CA Card 3253 | 12.67 |
| 12/13 | Recurring Card Purchase 12/12 Zoom.US 888-799-9666 Www.Zoom.US CA Card 3246 | 47.67 |
| 12/15 | Card Purchase         12/14 KY-Econ Dev Cabinet Egov.Com KY Card 3246 | 25.00 |
| **Total ATM & Debit Card Withdrawals** | | **$771.34** |

## ATM & DEBIT CARD SUMMARY

Danten Michael Rice  Card 3246


| | |
|---|---|
| Total ATM Withdrawals & Debits | $0.00 |
| Total Card Purchases | $722.67 |
| Total Card Deposits & Credits | $0.00 |

William J Sharrer  Card 3253

| | |
|---|---|
| Total ATM Withdrawals & Debits | $0.00 |
| Total Card Purchases | $48.67 |
| Total Card Deposits & Credits | $0.00 |

ATM & Debit Card Totals

| | |
|---|---|
| Total ATM Withdrawals & Debits | $0.00 |
| Total Card Purchases | $771.34 |
| Total Card Deposits & Credits | $0.00 |

## ELECTRONIC WITHDRAWALS

| DATE | DESCRIPTION | AMOUNT |
|---|---|---|
| 12/03 | Zelle Payment To Danten Rice 13154473894 | $224.50 |
| **Total Electronic Withdrawals** | | **$224.50** |

## DAILY ENDING BALANCE

| DATE | AMOUNT |
|---|---|
| 12/01 | $6,475.69 |
| 12/02 | 5,813.02 |
| 12/03 | 5,588.52 |
| 12/13 | 5,540.85 |
| 12/15 | 5,515.85 |

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**IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR ELECTRONIC FUNDS TRANSFERS:**  Call us at 1-866-564-2262 or write us at the address on the front of this statement (non-personal accounts contact Customer Service) immediately if you think your statement or receipt is incorrect or if you need more information about a transfer listed on the statement or receipt.
For personal accounts only: We must hear from you no later than 60 days after we sent you the FIRST statement on which the problem or error appeared.  Be prepared to give us the following information:
- Your name and account number
- The dollar amount of the suspected error
- A description of the error or transfer you are unsure of, why you believe it is an error, or why you need more information.

We will investigate your complaint and will correct any error promptly.  If we take more than 10 business days (or 20 business days for new accounts) to do this, we will credit your account for the amount you think is in error so that you will have use of the money during the time it takes us to complete our investigation.

**IN CASE OF ERRORS OR QUESTIONS ABOUT NON-ELECTRONIC TRANSACTIONS:**  Contact the bank immediately if your statement is incorrect or if you need more information about any non-electronic transactions (checks or deposits) on this statement.  If any such error appears, you must notify the bank in writing no later than 30 days after the statement was made available to you.  For more complete details, see the Account Rules and Regulations or other applicable account agreement that governs your account. Deposit products and services are offered by JPMorgan Chase Bank, N.A.  Member FDIC

 **JPMorgan Chase Bank, N.A. Member FDIC**